

May 7, 2015

Via E-mail
Mr. Daniel V. Ginnetti
Chief Financial Officer
Stericycle Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

> **Re:** **Stericycle Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Response Dated May 1, 2015**
> **File No. 0-21229**

Dear Mr. Ginnetti:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2014

Item 8: Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 33

1. We note your response to our comment 4 in our letter dated March 25, 2015, that due to a clerical error, Ernst & Young LLP's external audit report regarding the effectiveness of internal control over financial reporting management filed in your Form 10-K omitted the explanatory paragraph indicating that the acquisition of PSC Environmental was not included in its assessment. Please amend your filing to provide the appropriate report that includes the explanatory paragraph excluding the acquisition of PSC Environmental from its assessment.

Note 2 – Summary of Significant Accounting Policies, page 40
Valuation of Intangibles, page 42

2. We note your response to comment 5 in our letter dated March 25, 2015. While you state that the pattern of economic benefits consumed for your customer relationships cannot be reliably determined, it is not apparent from your response the specific considerations that Stericycle analyzed in arriving at this conclusion. In that regard, we note from your response to comment 1 to our letter that (i) you use a multi-period excess earnings method to value your customer relationships and (ii) you perform an attrition calculation based on available historical billing data to determine a revenue loss rate to determine the useful life of customer relationships. Given the number of acquisitions that Stericycle has had over the recent fiscal years, it is not clear why a historical pattern of how economic benefits are consumed for the customer relationship assets could not have been derived. Please elaborate on the factors you considered such as valuation methodology, historical patterns for key customers, and/or projected sales data that helped support Stericycle's conclusion. In addition, please tell us what peer group Stericycle has considered in arriving at its conclusions about investor comparability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief